Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 12 DATED APRIL 5, 2013
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 5 dated January 10, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 6 dated January 25, 2013, Supplement No. 7 dated February 20, 2013, Supplement No. 8 dated March 1, 2013, Supplement No. 9 dated March 13, 2013, Supplement No. 10 March 19, 2013 and Supplement No. 11 dated April 2, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments;
(3)	potential real property investments;
(4)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Annual Report on Form 10-K filed on March 29, 2013; and

(5)	updated financial information regarding Cole Credit Property Trust IV, Inc.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of April 1, 2013, we had accepted investors’ subscriptions for, and issued, approximately 45.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $449.9 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 10 of the prospectus.
Description of Real Estate Investments
As of April 1, 2013, our investment portfolio consisted of 121 properties located in 29 states, consisting of approximately 3.5 million gross rentable square feet of commercial space. We acquired 15 properties between March 14, 2013 and April 1, 2013, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square	Purchase
Property Description	Type	Tenants	Tenant(s)	Feet	Price
Walgreens – Huntsville, AL	Drugstore	1	Walgreen Co.	15,120	$5,400,000
Dollar General – Newark, OH	Discount Store	1	Dolgen Midwest, LLC	9,100	1,312,932
Dollar General – Groveport, OH	Discount Store	1	Dolgen Midwest, LLC	9,026	1,335,616
CVS – Chicago (Central Ave), IL	Drugstore	1	Highland Park CVS, LLC	12,066	6,960,181
Dollar General – Toney, AL	Discount Store	1	Dolgencorp, LLC	9,100	1,080,028
Walgreens – Phoenix, AZ	Drugstore	1	Walgreen Arizona Drug Co.	15,120	3,900,000
University Marketplace – Marion, IN	Shopping Center	3	Various	86,224	8,070,459
Dollar General – Yatesville, GA	Discount Store	1	Dolgencorp, LLC	9,026	1,128,958
Fourth Creek Landing – Statesville, NC	Shopping Center	4	Various	67,547	10,285,300
CVS – Florence, AL	Drugstore	1	Alabama CVS Pharmacy, LLC	10,125	2,973,484
Canton Marketplace – Canton, GA	Shopping Center	38	Various	352,216	61,075,000
Petsmart – Commerce, MI	Pet Supply	1	PetSmart, Inc.	26,034	2,789,627
Buffalo Wild Wings – Warrenville, IL	Restaurant	1	Blazin Wings, Inc.	6,400	2,911,724
Buffalo Wild Wings – Woodridge, IL	Restaurant	1	Blazin Wings, Inc.	6,400	2,911,724
Trader Joe’s – Columbia, SC	Grocery	1	Trader Joe’s East, Inc.	13,800	6,037,500
				647,304	$118,172,533
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
Real Property Investments
As of April 1, 2013, we, through separate wholly–owned limited liability companies and limited partnerships, owned 121 properties located in 29 states, consisting of approximately 3.5 million gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings. We acquired 15 properties between March 14, 2013 and April 1, 2013, which are listed below in order of date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Walgreens – Huntsville, AL	March 15, 2013	2001	$5,400,000	$108,000	7.47%	7.47%	100%
Dollar General – Newark, OH	March 15, 2013	2012	1,312,932	26,259	7.30%	7.37%	100%
Dollar General – Groveport, OH	March 15, 2013	2012	1,335,616	26,712	7.30%	7.37%	100%
CVS – Chicago (Central Ave), IL	March 20, 2013	2008	6,960,181	139,204	6.32%	6.32%	100%
Dollar General – Toney, AL	March 21, 2013	2012	1,080,028	21,601	7.40%	7.47%	100%
Walgreens – Phoenix, AZ	March 22, 2013	2001	3,900,000	78,000	7.34%	7.34%	100%
University Marketplace – Marion, IN	March 22, 2013	2012	8,070,459	161,409	7.68%	7.98%	100%
Dollar General – Yatesville, GA	March 25, 2013	2013	1,128,958	22,579	7.40%	7.40%	100%
Fourth Creek Landing – Statesville, NC	March 26, 2013	2012	10,285,300	205,706	7.50%	7.65%	100% (4)
CVS – Florence, AL	March 27, 2013	1998	2,973,484	59,470	6.60%	6.60%	100%
Canton Marketplace – Canton, GA	March 28, 2013	2009	61,075,000	1,221,500	8.67%	8.92%	91%
Petsmart – Commerce, MI	March 28, 2013	1996	2,789,627	55,793	7.95%	8.42%	100%
Buffalo Wild Wings – Warrenville, IL	March 28, 2013	2004	2,911,724	58,234	7.25%	7.53%	100%
Buffalo Wild Wings – Woodridge, IL	March 28, 2013	2005	2,911,724	58,234	7.25%	7.53%	100%
Trader Joe’s – Columbia, SC	March 28, 2013	2012	6,037,500	120,750	6.80%	6.80%	100%
			$118,172,533	$2,363,451

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.
(2)	Initial yield is calculated as the effective annualized rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases over the non-cancelable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Physical occupancy includes approximately 16,000 rentable square feet leased by Staples the Office Superstore
East, Inc. The lease will not commence until August 2013.
The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

							Effective
		Total	% of Total		Effective		Base
		Square	Rentable	Renewal	Annual		Rent per
	Major	Feet	Square	Options	Base		Square
Property	Tenants (1)	Leased	Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
Walgreens – Huntsville, AL	Walgreen Co.	15,120	100%	8/5 yr.	$403,300		$26.67	3/15/2013	-	5/31/2021
Dollar General – Newark, OH	Dolgen Midwest,	9,100	100%	4/5 yr.	95,844		10.53	3/15/2013	-	1/31/2023
	LLC				98,712		10.85	2/1/2023	-	1/31/2028
Dollar General – Groveport,	Dolgen Midwest,	9,026	100%	5/5 yr.	97,500		10.80	3/15/2013	-	1/31/2023
OH	LLC				100,425		11.13	2/1/2023	-	1/31/2028
CVS – Chicago (Central Ave), IL	Highland Park CVS, LLC	12,066	100%	8/5 yr.	439,975		36.46	3/20/2013	-	1/31/2035
Dollar General – Toney, AL	Dolgencorp, LLC	9,100	100%	5/5 yr.	79,922	(5)	8.78	3/21/2013	-	1/31/2028
Walgreens – Phoenix, AZ	Walgreen Arizona Drug Co.	15,120	100%	8/5 yr.	286,206		18.93	3/22/2013	-	6/30/2021
University Marketplace –	Hobby Lobby	50,000	58%	3/5 yr.	275,000		5.50	3/22/2013	-	9/30/2017
Marion, IN	Stores, Inc.				287,500		5.75	10/1/2017	-	9/30/2022
					312,500		6.25	10/1/2022	-	9/30/2027
	The TJX Companies, Inc.	24,000	28%	4/5 yr.	192,000		8.00	3/22/2013	-	3/31/2023
	PetSmart, Inc.	12,224	14%	5/5 yr.	152,800		12.50	3/22/2013	-	1/31/2018
					165,024		13.50	2/1/2018	-	1/31/2023
Dollar General – Yatesville, GA	Dolgencorp, LLC	9,026	100%	5/5 yr.	83,543		9.26	3/25/2013	-	2/29/2028
Fourth Creek Landing – Statesville, NC	The TJX Companies, Inc.	23,600	35%	4/5 yr.	200,600		8.50	3/26/2013	-	9/30/2022
	Staples the Office Superstore East, Inc.	15,764	23%	4/5 yr.	202,567	(6)	12.85	8/1/2013	-	7/31/2023
	Michaels Stores, Inc.	14,293	21%	4/5 yr.	152,935		10.70	3/26/2013	-	2/28/2023
	PetSmart, Inc.	13,890	21%	5/5 yr.	215,295	(6)	15.50	3/26/2013	-	7/31/2022
CVS – Florence, AL	Alabama CVS Pharmacy, LLC	10,125	100%	5/5 yr.	196,250		19.38	3/27/2013	-	1/31/2038

							Effective
		Total	% of Total		Effective		Base
		Square	Rentable	Renewal	Annual		Rent per
	Major	Feet	Square	Options	Base		Square
Property	Tenants (1)	Leased	Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
Canton Marketplace – Canton, GA	Dick’s Sporting Goods, Inc.	50,750	14%	4/5 yr.	$583,625	(7)	$11.50	3/28/2013	-	1/31/2020
Petsmart – Commerce, MI	PetSmart, Inc.	26,034	100%	4/5 yr.	221,775		8.52	3/28/2013	-	3/31/2018
					243,953		9.37	4/1/2018	-	3/31/2023
Buffalo Wild Wings –	Blazin Wings, Inc.	6,400	100%	3/5 yr.	211,200		33.00	3/28/2013	-	11/30/2017
Warrenville, IL					227,072		35.48	12/1/2017	-	11/30/2022
Buffalo Wild Wings –	Blazin Wings, Inc.	6,400	100%	3/5 yr.	211,200		33.00	3/28/2013	-	11/30/2017
Woodridge, IL					227,072		35.48	12/1/2017	-	11/30/2022
Trader Joe’s – Columbia, SC	Trader Joe’s East, Inc.	13,800	100%	4/5 yr.	410,550	(8)	29.75	3/28/2013	-	3/31/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.
(5)	The annual base rent under the lease increases every ten years by 3% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every five years by $1.00 per square foot.
(7)	The annual base rent under the lease increases every five years by $0.50 per square foot.
(8)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of April 1, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent Expiring	Annual Base Rent
2013	1	1,200	$36,840	*
2014	12	33,713	833,099	2%
2015	11	23,861	484,627	1%
2016	9	19,622	382,586	1%
2017	11	26,721	518,457	1%
2018	4	45,561	574,607	1%
2019	12	103,267	2,106,701	4%
2020	8	214,200	3,172,443	6%
2021	10	43,399	1,297,134	2%
2022	16	340,525	4,428,272	8%
2023	18	430,143	5,434,995	10%
Thereafter	101	2,153,135	33,750,245	64%
	213	3,435,347	$53,020,006	100%

* Represents less than 1% of the total annual base rent.

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 15 recently-acquired properties described in this prospectus supplement is approximately $96.7 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these 15 properties is estimated, as of April 1, 2013, as follows:

Wholly–owned Property	Depreciable Tax Basis
Walgreens – Huntsville, AL	$4,428,000
Dollar General – Newark, OH	1,076,604
Dollar General – Groveport, OH	1,095,205
CVS – Chicago (Central Ave), IL	5,707,348
Dollar General – Toney, AL	885,623
Walgreens – Phoenix, AZ	3,198,000
University Marketplace – Marion, IN	6,617,775
Dollar General – Yatesville, GA	925,746
Fourth Creek Landing – Statesville, NC	8,433,946
CVS – Florence, AL	2,238,885
Canton Marketplace – Canton, GA	50,081,500
Petsmart – Commerce, MI	2,287,494
Buffalo Wild Wings – Warrenville, IL	2,387,614
Buffalo Wild Wings – Woodridge, IL	2,387,614
Trader Joe’s – Columbia, SC	4,950,750
$96,702,104
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Fees to be Paid
Property	Acquisition Date	Purchase Price	to Sponsor (1)
Tractor Supply – Stuttgart, AR (2)	April 2013	$2,785,715	$55,714
Walgreens – Birmingham, AL (2)	April 2013	6,829,270	136,585
Dollar General – Alliance, NE	April 2013	1,008,297	20,166
Sunoco – Various (3)	April 2013	26,143,542	522,871
Waterford Park South – Clarksville, IN	April 2013	13,400,000	268,000
		$50,166,824	$1,003,336

(1)		Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		This potential property was previously disclosed in Supplement No. 10 dated March 19, 2013.
(3)		The Sunoco portfolio consists of ten single-tenant properties located in Florida.
The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
Tractor Supply – Stuttgart, AR	1	Tractor Supply Company	19,097	100%
Walgreens – Birmingham, AL	1	Walgreen Co.	13,076	100%
Dollar General – Alliance, NE	1	Dolgencorp, LLC	9,026	100%
Sunoco – Various (1)	1	Sunoco, Inc. (R&M)	32,625	100%
Waterford Park South – Clarksville, IN	9	Various	91,971	100%
			165,795

(1)	The Sunoco portfolio consists of ten single-tenant properties located in Florida. Rentable square feet includes square feet of buildings that are on land subject to ground leases.
The table below provides leasing information for the major tenants at each potential property:

			Effective		Effective
		Renewal	Annual		Base Rent
		Options	Base		per Square
Property	Major Tenants (1)	(2)	Rent (3)		Foot (3)	Lease Term (4)
Tractor Supply – Stuttgart, AR	Tractor Supply Company	4/5 yr.	$195,000	(5)	$10.21	2/1/2013	-	1/31/2028
Walgreens – Birmingham, AL	Walgreen Co.	(6)	420,000		32.12	1/1/2013	-	12/31/2037
Dollar General – Alliance, NE	Dolgencorp, LLC	4/5 yr.	74,616		8.27	2/24/2013	-	2/28/2023
			76,848		8.51	3/1/2023	-	2/29/2028
Sunoco – Cocoa	Sunoco, Inc. (R&M)	3/5 yr.	137,940	(7)	31.33	4/1/2007	-	3/31/2027
Lake Worth		3/5 yr.	215,444	(7)	63.42	3/19/2011	-	3/18/2031
Merrit Island		3/5 yr.	163,350	(7)	49.41	4/1/2007	-	3/31/2027
Palm Beach Gardens		3/5 yr.	341,377	(7)	145.89	2/27/2009	-	2/26/2029
Palm City		3/5 yr.	213,148	(7)	61.73	8/5/2011	-	8/4/2031
Sebastian		3/5 yr.	202,425	(7)	60.97	5/1/2009	-	4/30/2029
Titusville (Garden)		3/5 yr.	247,872	(7)	72.46	8/19/2009	-	8/18/2029
Titusville (Sisson)		3/5 yr.	137,940	(7)	30.49	4/1/2007	-	3/31/2027
West Palm Beach (45th St)		3/5 yr.	108,900	(7)	37.81	4/1/2007	-	3/31/2027
West Palm Beach (Forest Hill)		3/5 yr.	101,942	(7)	64.48	4/1/2007	-	3/31/2027

			Effective	Effective
		Renewal	Annual	Base Rent
		Options	Base	per Square
Property	Major Tenants (1)	(2)	Rent (3)	Foot (3)	Lease Term (4)
Waterford Park South – Clarksville, IN	Ross Dress for Less, Inc.	4/5 yr.	$255,513	$9.25	7/1/2013	-	1/31/2019
			269,324	9.75	2/1/2019	-	1/31/2024
	PetSmart, Inc.	5/5 yr.	261,131	13.00	2/1/2013	-	1/31/2017
			266,153	13.25	2/1/2017	-	1/31/2022
	Michael’s Stores, Inc.	4/5 yr.	209,386	9.60	1/31/2010	-	2/28/2015
			222,472	10.20	3/1/2015	-	2/29/2020

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
(5)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(6)
Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12 months’ prior notice.

(7)	The annual base rent under the lease increases every three years by 10% of the then-current annual base rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our $250.0 million Credit Facility and $150.0 million Bridge Facility. We may use the properties as collateral in future financings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Annual Report on Form 10-K for the year ended December 31, 2012. Unless otherwise defined in this supplement, capitalized terms are defined in such Annual Report.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, the notes thereto and other unaudited financial data included in this prospectus supplement. The following discussion should also be read in conjunction with our audited consolidated balance sheet, and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration Statement on Form S-11, as amended. The terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust IV, Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our audited consolidated financial statements and the notes thereto.
Overview
We were formed on July 27, 2010, and we intend to elect to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2012. We commenced our principal operations on April 13, 2012, when we satisfied the conditions of our escrow agreement and issued approximately 308,000 shares of our common stock. We have no paid employees and are externally advised and managed by CR IV Advisors. We intend to use substantially all of the net proceeds from our Offering to acquire and operate a diverse portfolio of retail and other income-producing commercial properties, which are leased to creditworthy tenants under long-term leases. We expect that most of the properties will be strategically located throughout the United States and U.S. protectorates and subject to long-term triple net or double net leases, whereby the tenant will be obligated to pay for all or most of the expenses of maintaining the property (including real estate taxes, special assessments and sales and use taxes, utilities, insurance, building repairs and common area maintenance related to the property). We generally intend to hold each property we acquire for an extended period of more than seven years.

Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our property indebtedness and acquisition and operating expenses. Rental and other property income accounted for 93.2% of our total revenue for the year ended December 31, 2012. As 99.1% of our rentable square feet was under lease as of December 31, 2012, with a weighted average remaining lease term of 16.1 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. CR IV Advisors regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If CR IV Advisors identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. In addition, as of December 31, 2012, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 53.3%.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Recent Market Conditions and Portfolio Strategies
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Since 2010, the volume of mortgage lending for commercial real estate has been increasing and lending terms have improved and they continue to improve; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowings on our Credit Facility and Bridge Facility, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.
The economic downturn led to high unemployment rates and a decline in consumer spending. These economic trends have adversely impacted the retail and real estate markets by causing higher tenant vacancies, declining rental rates and declining property values. In 2011 and 2012, the economy improved and continues to show signs of recovery. Additionally, the real estate markets have experienced an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of December 31, 2012, 99.1% of our rentable square feet was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, CR IV Advisors will actively seek to lease our vacant space, however, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.

Application of Critical Accounting Policies
Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.
The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.
Investment in and Valuation of Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance are expensed as incurred.
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our real estate assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, we will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the year ended December 31, 2012.
When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate assets.
When a real estate asset is identified by us as held for sale, we will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2012.

Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, we allocate the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). We obtain an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to our management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by our management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not we expect a tenant to execute a bargain renewal option, we evaluate economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, our relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
We will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of our purchase price, which could impact our results of operations.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. We record rental income for the full term of each lease on a straight-line basis. When we acquire a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of determining this calculation. We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

Income Taxes
We intend to qualify and elect to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2012. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we, among other things, distribute our taxable income to our stockholders and we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.
Results of Operations
On April 13, 2012 we commenced principal operations and as of December 31, 2012, we owned 89 properties, of which 99.1% of the rentable square feet was leased. As we did not commence principal operations until April 13, 2012, comparative financial data is not presented for the year ended December 31, 2011.
Year Ended December 31, 2012
Revenue for the year ended December 31, 2012 totaled $7.8 million. Our revenue consisted primarily of rental and other property income of $7.3 million related to the acquisition of 89 rental income-producing properties during the year ended December 31, 2012 (the “2012 Acquisitions”), which accounted for 93.2% of total revenue. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $534,000 in tenant reimbursement income during the year ended December 31, 2012.
General and administrative expenses for the year ended December 31, 2012 totaled $1.5 million, primarily consisting of unused Credit Facility fees, insurance, board of directors fees, advisor operating expense reimbursements, state income and franchise taxes, accounting fees, organization fees and legal fees. For the year ended December 31, 2012, property operating expenses were $553,000, primarily related to property taxes, repairs and maintenance and property related insurance. Depreciation and amortization expenses were $2.6 million and acquisition expenses totaled $14.4 million during the year ended December 31, 2012 related to the 2012 Acquisitions.
Pursuant to the advisory agreement with CR IV Advisors and based upon the amount of our current invested assets, we are required to pay to CR IV Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets. Additionally, we may be required to reimburse certain expenses incurred by CR IV Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement. Advisory fees and expenses for the year ended December 31, 2012 totaled $812,000.
Our 2012 Acquisitions were financed with net proceeds from the Offering, proceeds from our Credit Facility and Bridge Facility, the Series C Loan and through the issuance of a mortgage note. During the year ended December 31, 2012, we incurred interest expense of $1.7 million, which included $524,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Portfolio Information
Real Estate Portfolio
As of December 31, 2012, we owned 89 properties located in 27 states, the gross rentable space of which was 99.1% leased with a weighted average lease term remaining of 16.1 years.

As of December 31, 2012, our five highest tenant concentrations based on annualized gross rental revenue, were as follows:

				Percentage of
	Total		2012 Gross	2012 Gross
	Number	Leased	Annualized	Annualized
Tenant	of Leases	Square Feet	Rental Revenue	Rental Revenue
BJ’s Wholesale Club - warehouse club	1	172,770	$5,850,555	15%
Walgreens - discount store	7	103,125	2,203,807	6%
Dollar General - discount store	19	198,336	2,104,478	6%
Kohl’s - department store	4	300,134	2,036,171	5%
Dick’s Sporting Goods - Sports and hobby	3	155,518	1,810,056	5%
	34	929,883	$14,005,067	37%

As of December 31, 2012, our five highest tenant industry concentrations based on annualized gross rental revenue, were as follows:

				Percentage of
	Total		2012 Gross	2012 Gross
	Number	Leased	Annualized	Annualized
Industry	of Leases	Square Feet (1)	Rental Revenue	Rental Revenue
Warehouse club	2	323,666	$6,452,555	17%
Discount store	27	604,862	5,720,816	15%
Restaurant	22	119,741	3,902,185	10%
Drugstore	13	168,939	3,342,907	9%
Convenience store	8	36,840	2,918,645	8%
	72	1,254,048	$22,337,108	59%

(1) Including square feet of buildings, which are on land subject to ground leases.
As of December 31, 2012, our five highest geographic concentrations based on annualized gross rental revenue, were as follows:

				Percentage of
	Total		2012 Gross	2012 Gross
	Number of	Rentable	Annualized	Annualized
Location	Properties	Square Feet (1)	Rental Revenue	Rental Revenue
New York	1	273,878	$9,194,005	24%
Texas	26	364,304	6,544,408	17%
Florida	6	416,368	3,296,456	9%
North Carolina	6	235,831	2,678,367	7%
Ohio	5	162,308	1,975,374	5%
	44	1,452,689	$23,688,610	62%

(1) Including square feet of buildings, which are on land subject to ground leases.
For more information on diversification and statistics of our wholly-owned real estate assets, see “Item 2 - Properties” above.

Distributions
Our board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001707848 per share (which equates to 6.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of each day of the period which commenced on April 14, 2012, the first day following the release from escrow of the subscription proceeds received in the Offering, and ended on December 31, 2012. In addition, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001712523 per share (which equates to 6.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2013 and ending on June 30, 2013.
During the year ended December 31, 2012, we paid distributions of $3.9 million, including $2.0 million through the issuance of shares pursuant to our DRIP. Net cash used in operating activities for the year ended December 31, 2012 was $8.7 million and reflects a reduction for real estate acquisition fees and related costs incurred and expensed of $14.4 million, in accordance with GAAP. As set forth in the “Estimated Use of Proceeds” section of the prospectus for the Offering, we treat our real estate acquisition related expenses as funded by proceeds from the Offering. Therefore, for consistency, proceeds from the issuance of common stock for the year ended December 31, 2012 are considered a source of our distributions to the extent that acquisition expenses have reduced net cash flows from operating activities. As such, all of our 2012 distributions were funded from proceeds from our Offering. For the year ended December 31, 2011, no distributions were paid as we had not commenced principal operations.
Share Redemptions
Our share redemption program permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations described below. The share redemption program provides that we will redeem shares of our common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our DRIP. In addition, we will redeem shares on a quarterly basis, at the rate of approximately 1.25% of the weighted average number of shares outstanding during the trailing 12 month period ending on the last day of the fiscal quarter for which the redemptions are being paid. As of December 31, 2012, none of our stockholders were eligible to request redemptions of their shares as no stockholder had held their shares for at least one year. See Note 12 to the consolidated financial statements included in this prospectus supplement for additional terms of the share redemption program. During the year ended December 31, 2012, we received a valid redemption request upon the death of a stockholder for approximately 10,000 shares, which we redeemed in full subsequent to December 31, 2012 for $100,000 ($10.00 per share).
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate-related investments, for the payment of operating expenses and distributions, for the payment of principal and interest on any outstanding indebtedness and to satisfy redemption requests. Generally, we expect to meet cash needs for items other than acquisitions from our cash flow from operations, and we expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. The sources of our operating cash flows will primarily be provided by the rental income received from our leased properties. We expect to continue to raise capital through our Offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through net cash provided by operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions.

We expect our operating cash flows to increase as we continue to acquire properties. Assuming a maximum offering and assuming all shares available under our DRIP are sold, we expect that approximately 88.1% of the gross proceeds from the sale of our common stock (86.7% if no shares are issued pursuant to our DRIP) will be invested in real estate and real estate-related assets, while the remaining approximately 11.9% (13.3% if no shares are issued pursuant to our DRIP) will be used for working capital and to pay costs of the Offering, including sales commissions, dealer manager fees, organization and offering expenses and fees and expenses of CR IV Advisors in connection with acquiring properties. CR IV Advisors pays the organizational and other offering costs associated with the sale of our common stock, which we reimburse in an amount up to 2.0% of the gross proceeds of our Offering. As of December 31, 2012, CR IV Advisors had paid organization and offering costs in excess of the 2.0% in connection with the Offering. These costs were not included in our financial statements because such costs were not a liability to us as they exceeded 2.0% of gross proceeds from the Offering. As we continue to raise additional proceeds from the Offering, these costs may become payable. This amount may become payable to CR IV Advisors as we continue to raise additional proceeds in the Offering.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, borrowings on the Credit Facility, proceeds from secured or unsecured borrowings from banks and other lenders and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from our Offering, borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders.
As of December 31, 2012, we had issued approximately 29.9 million shares of our common stock in the Offering resulting in gross proceeds of $298.4 million. As of December 31, 2012, we had received a valid redemption request upon the death of a stockholder for approximately 10,000 shares, which we redeemed in full subsequent to December 31, 2012 for $100,000 ($10.00 per share).
As of December 31, 2012, we had $274.6 million of debt outstanding and the ratio of our debt to gross real estate and related assets, net of gross intangible lease liabilities, was 53.3%. In addition, as of December 31, 2012, we had bond obligations of $584,000 included in the accompanying consolidated balance sheets in deferred rental income and other liabilities. See Note 6 to our consolidated financial statements in this prospectus supplement for certain terms of our debt outstanding.
Our contractual obligations as of December 31, 2012 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — borrowing facilities	$199,593,794	$62,726,066	$136,867,728	$—	$—
Interest payments — borrowing facilities (2)	10,351,229	4,477,607	5,873,622	—	—
Principal payments — fixed rate debt (3)	75,516,320	—	—	5,316	75,511,004
Interest payments — fixed rate debt	28,696,994	2,834,867	5,700,486	5,708,903	14,452,738
Total	$314,158,337	$70,038,540	$148,441,836	$5,714,219	$89,963,742

(1)	The table above does not include amounts due to CR IV Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Payment obligations under the Credit Facility and Bridge Facility are based on interest rates in effect as of December 31, 2012 of 2.60% and 4.99%, respectively.

(3)
The fixed rate debt includes bond obligations with principal payment amounts that reflect actual payments based on the face amount of the bond obligations assumed in connection with a property acquisition. As of December 31, 2012, the fair value adjustments, net of amortization, of bond obligations were $68,000.

We expect to incur additional borrowings in the future to acquire additional properties and make other real estate related investments. There is no limitation on the amount we may borrow against any single improved property. Our future borrowings will not exceed 300% of our net assets as of the date of any borrowing, which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines; however, we may exceed that limit if approved by a majority of our independent directors. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing.
Cash Flow Analysis
Operating Activities. Net cash used in operating activities was $8.7 million for the year ended December 31, 2012, primarily due to a net loss of $13.7 million, which resulted primarily from $14.4 million of acquisition costs for the 2012 Acquisitions, offset by depreciation and amortization expenses totaling $3.1 million and an increase in accounts payable and accrued expenses of $2.2 million. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities was $511.2 million for the year ended December 31, 2012, primarily resulting from the purchase of the 2012 Acquisitions.
Financing Activities. Net cash provided by financing activities was $533.6 million for the year ended December 31, 2012, primarily due to net proceeds from the issuance of common stock of $266.1 million and net proceeds from the borrowing facilities and note payable of $274.6 million.
Election as a REIT
We believe we qualify and intend to elect to be taxed as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended beginning with the year ended December 31, 2012. To qualify and maintain our status as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally would not be subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification is lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income (loss) and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We will be subject to certain state and local taxes related to the operations of properties in certain locations. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.
Inflation
We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. We expect there will be provisions in many of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions may include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, we expect most of our leases will require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, because of the long-term nature of leases for real property, such leases may not re-set frequently enough to adequately offset the effects of inflation.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 9 to our consolidated financial statements in this prospectus supplement for further explanations.

Related-Party Transactions and Agreements
We have entered into agreements with CR IV Advisors and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, CR IV Advisors or its affiliates such as acquisition fees, disposition fees, organization and offering costs, sales commissions, dealer manager fees, advisory fees and reimbursement of certain operating costs. See Note 10 to our consolidated financial statements in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.
Conflicts of Interest
Affiliates of CR IV Advisors act as sponsor, general partner or advisor to various private real estate limited partnerships and other real estate-related programs, including CCPT I, CCPT II, CCPT III, CCIT and Cole Income NAV Strategy. As such, there are conflicts of interest where CR IV Advisors or its affiliates, while serving in the capacity as sponsor, general partner, key personnel or advisor for other real estate programs sponsored by Cole Real Estate Investments, may be in conflict with us in connection with providing services to other real estate related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CR IV Advisors and these other real estate programs sponsored by Cole Real Estate Investments could influence the advice to us. See “Item 1. Business - Conflicts of Interest” in our Annual Report on Form 10-K.
Subsequent Events
Certain events occurred subsequent to December 31, 2012 through the filing date of our Annual Report on Form 10-K. Refer to Note 16 to our consolidated financial statements included in this prospectus supplement for further explanation. Such events are:

•	Status of the Offering;

•	Borrowing Facilities;

•	Investment in Real Estate Assets; and

•	CCPT III/Holdings Merger Agreement.
Impact of Recent Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.
Off Balance Sheet Arrangements
As of December 31, 2012, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Updated Financial Information
The prospectus is hereby supplemented with the following financial information, which is excerpted from Part IV—Item 15. “Exhibits, Financial Statement Schedules” in our Annual Report on Form 10-K for the year ended December 31, 2012.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedule	Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3

Consolidated Statement of Operations for the Year Ended December 31, 2012	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2012 and 2011 and for the Period from July 27, 2010 (Date of Inception) to December 31, 2010	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011 and for the Period from July 27, 2010 (Date of Inception) to December 31, 2010	F-6

Notes to Consolidated Financial Statements	F-7
Schedule III - Real Estate Assets and Accumulated Depreciation	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Cole Credit Property Trust IV, Inc.
Phoenix, Arizona
We have audited the accompanying consolidated balance sheets of Cole Credit Property Trust IV, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, the related consolidated statement of operations for the year ended December 31, 2012, and the consolidated statements of stockholders' equity and of cash flows for the years ended December 31, 2012 and 2011 and for the period from July 27, 2010 (date of inception) to December 31, 2010.  Our audits also included the financial statement schedule listed in the Index at Item 15.  These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Credit Property Trust IV, Inc. and subsidiaries as of December 31, 2012 and 2011, the results of their operations for the year ended December 31, 2012, and their cash flows for the years ended December 31, 2012 and 2011 and for the period from July 27, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 28, 2013

COLE CREDIT PROPERTY TRUST IV, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Investment in real estate assets:
Land	$146,872,903	$—
Buildings and improvements, less accumulated depreciation of $1,743,254 and $0, respectively	315,922,372	—
Acquired intangible lease assets, less accumulated amortization of $906,847 and $0, respectively	57,288,176	—
Total investment in real estate assets, net	520,083,451	—
Cash and cash equivalents	13,895,153	200,000
Restricted cash	523,000	—
Rents and tenant receivables	1,465,102	—
Prepaid expenses and other assets	1,142,476	—
Deferred financing costs, less accumulated amortization of $524,331 and $0, respectively	5,091,725	—
Total assets	$542,200,907	$200,000
LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowing facilities and note payable	$274,593,794	$—
Accounts payable and accrued expenses	5,042,252	—
Escrowed investor proceeds	523,000	—
Due to affiliates	2,156,009	—
Acquired below market lease intangibles, less accumulated amortization of $109,765 and $0, respectively	7,809,544	—
Distributions payable	1,456,252	—
Deferred rental income and other liabilities	3,140,418	—
Total liabilities	294,721,269	—
Commitments and contingencies
Redeemable common stock	1,963,852	—
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 29,943,549 and 20,000 shares issued and outstanding, respectively	299,436	200
Capital in excess of par value	264,340,952	199,800
Accumulated distributions in excess of earnings	(19,124,602)	—
Total stockholders’ equity	245,515,786	200,000
Total liabilities and stockholders’ equity	$542,200,907	$200,000
The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended
December 31, 2012
Revenues:
Rental and other property income	$7,303,319
Tenant reimbursement income	533,653
Total revenue	7,836,972
Expenses:
General and administrative expenses	1,502,460
Property operating expenses	552,995
Advisory fees and expenses	812,322
Acquisition related expenses	14,370,555
Depreciation	1,743,254
Amortization	871,117
Total operating expenses	19,852,703
Operating loss	(12,015,731)
Other income (expense):
Interest and other income	859
Interest expense	(1,728,951)
Total other expense	(1,728,092)
Net loss	$(13,743,823)
Weighted average number of common shares outstanding:
Basic and diluted	8,578,494
Net loss per common share:
Basic and diluted	$(1.60)
The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Total Stockholders’ Equity
	Number of Shares	Par Value
Issuance of common stock to Cole Holdings Corporation on July 27, 2010 (Date of Inception)	20,000	$200	$199,800	$—	$200,000
Balance, December 31, 2010 and 2011	20,000	200	199,800	—	200,000
Issuance of common stock	29,923,549	299,236	298,138,923	—	298,438,159
Distributions to investors	—	—	—	(5,380,779)	(5,380,779)
Commissions on stock sales and related dealer manager fees	—	—	(26,051,145)	—	(26,051,145)
Other offering costs	—	—	(5,982,774)	—	(5,982,774)
Changes in redeemable common stock	—	—	(1,963,852)	—	(1,963,852)
Net loss	—	—	—	(13,743,823)	(13,743,823)
Balance, December 31, 2012	29,943,549	$299,436	$264,340,952	$(19,124,602)	$245,515,786
The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		July 27, 2010 (Date of Inception)
	2012	2011	December 31, 2010
Cash flows from operating activities:
Net loss	$(13,743,823)	$—	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,743,254	—	—
Amortization of intangible lease assets and below market lease intangible, net	797,082	—	—
Amortization of deferred financing costs	524,331	—	—
Changes in assets and liabilities:
Rents and tenant receivables	(1,465,102)	—	—
Prepaid expenses and other assets	(1,142,476)	—	—
Accounts payable and accrued expenses	2,227,123	—	—
Deferred rental income and other liabilities	1,848,226	—	—
Due to affiliates	495,209	—	—
Net cash used in operating activities	(8,716,176)	—	—
Cash flows from investing activities:
Investment in real estate assets	(510,700,309)	—	—
Change in restricted cash	(523,000)	—	—
Net cash used in investing activities	(511,223,309)	—	—
Cash flows from financing activities:
Proceeds from borrowing facilities and note payable	316,054,118	—	—
Repayments of borrowing facilities and note payable	(41,460,324)	—	—
Proceeds from affiliate line of credit	11,700,000	—	—
Repayments of affiliate line of credit	(11,700,000)	—	—
Repayment of bond obligations	(6,613)	—	—
Proceeds from issuance of common stock	296,474,307	—	200,000
Offering costs on issuance of common stock	(30,373,119)	—	—
Distributions to investors	(1,960,675)	—	—
Payment of loan deposit	(50,000)	—	—
Refund of loan deposit	50,000	—	—
Change in escrowed investor proceeds	523,000	—	—
Deferred financing costs paid	(5,616,056)	—	—
Net cash provided by financing activities	533,634,638	—	200,000
Net increase in cash and cash equivalents	13,695,153	—	200,000
Cash and cash equivalents, beginning of period	200,000	200,000	—
Cash and cash equivalents, end of period	$13,895,153	$200,000	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS
Cole Credit Property Trust IV, Inc. (the “Company”) was formed on July 27, 2010 and is a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2012. The Company is the sole general partner of and owns, directly or indirectly, 100% of the partnership interest in Cole Operating Partnership IV, LP, a Delaware limited partnership (“CCPT IV OP”). The Company is externally managed by Cole REIT Advisors IV, LLC (“CR IV Advisors”), an a affiliate of its sponsor.
On January 26, 2012, pursuant to a Registration Statement on Form S-11 filed under the Securities Act of 1933, as amended (Registration No. 333-169533) (the “Registration Statement”), the Company commenced its initial public offering on a “best efforts” basis of up to a maximum of 250.0 million shares of its common stock at a price of $10.00 per share, and up to 50.0 million additional shares to be issued pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company’s stockholders may elect to have distributions reinvested in additional shares of common stock at a price of $9.50 per share (the “Offering”).
On April 13, 2012, the Company issued approximately 308,000 shares of its common stock in the Offering and commenced principal operations. As of December 31, 2012, the Company had issued approximately 29.9 million shares of its common stock in the Offering for gross offering proceeds of $298.4 million before offering costs and selling commissions of $32.0 million. The Company intends to continue to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the United States, including U.S. protectorates. The Company expects that the retail properties primarily will be single-tenant properties and multi-tenant “power centers” anchored by large, creditworthy national or regional retailers. The Company expects that the retail properties typically will be subject to long-term triple net or double net leases, whereby the tenant will be obligated to pay for most of the expenses of maintaining the property. As of December 31, 2012, the Company owned 89 properties, comprising 2.5 million rentable square feet of commercial space located in 27 states. As of December 31, 2012, the rentable space at these properties was 99.1% leased.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.
Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Consolidated results of operations for the year ended December 31, 2011 and for the period from July 27, 2010 (Date of Inception) to December 31, 2010 have not been presented because the Company had not begun its principal operations and had no revenue or expenses during those periods.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance are expensed as incurred.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the year ended December 31, 2012.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2012.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.
Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.
Restricted Cash
Restricted cash as of December 31, 2012 consisted of escrowed investor proceeds of $523,000 for which shares of common stock had not been issued. The Company had no restricted cash as of December 31, 2011.
Rents and Tenant Receivables
Rents and tenant receivables primarily include amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables. As of December 31, 2012 and 2011, no balances were deemed uncollectible and no allowances were recorded.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Prepaid Expenses
Prepaid expenses include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.
Deferred Financing Costs
Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. If a note payable is prepaid, any unamortized deferred financing costs related to the note payable would be expensed. Amortization of deferred financing costs was $524,000 for the year ended December 31, 2012 and was included in interest expense in the consolidated statement of operations. There were no deferred financing costs or related amortization as of December 31, 2011.
Concentration of Credit Risk
As of December 31, 2012, the Company had no cash on deposit in excess of federally insured levels. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of December 31, 2012, one of the Company’s tenants, BJ’s Wholesale Club, accounted for 15% of the Company’s 2012 gross annualized rental revenues. The Company also had certain geographic concentrations in its property holdings. In particular, as of December 31, 2012, one of the Company’s properties was located in New York and 26 were located in Texas which accounted for 24% and 17%, respectively, of the Company’s 2012 gross annualized rental revenues. In addition, the Company had tenants in the warehouse club, discount store and restaurant industries, which comprised 17%, 15% and 10%, respectively, of the Company’s 2012 gross annualized rental revenues.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of determining this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
The Company intends to qualify and elect to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2012. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it, among other things, distributes its taxable income to its stockholders and it distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it or its subsidiaries may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Offering and Related Costs
CR IV Advisors funds all of the organization and offering costs on the Company’s behalf (excluding selling commissions and the dealer-manager fee) and may be reimbursed for such costs up to 2.0% of gross proceeds from the Offering. As of December 31, 2012, CR IV Advisors had paid organization and offering costs in excess of the 2.0% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable. When recorded by the Company, organization costs are expensed as incurred and the offering costs, which include items such as legal and accounting fees, marketing and personnel, promotional and printing costs, are recorded as a reduction of capital in excess of par value along with selling commissions and dealer manager fees in the period in which they become payable.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Due to Affiliates
Certain affiliates of the Company’s advisor received, and will continue to receive fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management, financing and leasing of the properties of the Company.
Stockholders’ Equity
As of December 31, 2012, the Company was authorized to issue 490.0 million shares of common stock and 10.0 million shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On August 11, 2010, the Company sold 20,000 shares of common stock, at $10.00 per share, to Cole Holdings Corporation, the indirect owner of the Company’s advisor and dealer-manager. As of December 31, 2012, the Company had approximately 29.9 million shares of common stock issued and outstanding. The Company’s board of directors may amend the charter to authorize the issuance of additional shares of capital stock without obtaining shareholder approval. The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value.
Reportable Segments
The Company’s operating segment consists of commercial properties, which include activities related to investing in real estate such as retail, office and distribution properties and other real estate related assets. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company evaluates operating performance on an overall portfolio level; therefore, the Company’s properties are one reportable segment.
Interest
Interest is charged to interest expense as it accrues. No interest costs were capitalized during the year ended December 31, 2012.
Distributions Payable and Distribution Policy
In order to qualify and maintain its status as a REIT, the Company is required to, among other things, make distributions each taxable year equal to at least 90% of its taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). To the extent that funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of applicable record dates. The Company intends to qualify and elect to be taxed as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 2012; however, the Company has not yet elected, and has not yet qualified, to be taxed as a REIT.
The Company’s board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001707848 per share for stockholders of record as of the close of business on each day of the period commencing April 14, 2012, the first day following the release from escrow of the subscription proceeds received in the Offering, and ended on December 31, 2012. As of December 31, 2012, the Company had distributions payable of $1.5 million. As of December 31, 2011, the Company had no distributions payable.

Earnings (loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for the year ended December 31, 2012.
Redeemable Common Stock
Under the Company’s share redemption program, the Company’s requirement to redeem its shares is limited to the net proceeds received by the Company from the sale of shares under the DRIP, net of shares redeemed to date. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheet. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Recent Accounting Pronouncements
In May 2011, the U.S. Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which converges guidance between GAAP and International Financial Reporting Standards to provide a uniform framework of fair value measurements and requires additional disclosures including quantifiable information about measurements to changes in unobservable inputs for Level 3 fair value measurements. ASU 2011-04 became effective for the Company on January 1, 2012. The adoption of ASU 2011-04 has not had a material impact on the Company’s consolidated financial statements.
In June 2011, the FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which became effective for the Company on January 1, 2012, and requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 became effective for the Company beginning January 1, 2012. The adoption of ASU 2011-05 did not have a material effect on the Company’s consolidated financial statements or disclosures, because the Company’s net loss equals its comprehensive loss.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e. interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents and restricted cash – The Company considers the carrying values of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.
Borrowing facilities and note payable – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of  December 31, 2012. The estimated fair value of the Company’s debt was $274.6 million as of December 31, 2012, which approximated the carrying value on such date. The Company had no debt outstanding as of December 31, 2011. The fair value of the Company’s debt is estimated using Level 2 inputs.
Bond Obligations – The Company has bond obligations pursuant to a special assessment from a municipality that were assumed in connection with a property acquisition. The fair value is estimated by discounting the expected cash flows on the bond obligations at rates for similar obligations that management believes would be available to the Company as of December 31, 2012. The estimated fair value of the Company’s bond obligations was $584,000 as of December 31, 2012, which approximated the carrying value on such date. The Company had no bond obligations as of December 31, 2011. The fair value of the Company’s bond obligations is estimated using Level 2 inputs.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Earnout Agreements – The Company has acquired certain properties subject to earnout provisions obligating the Company to pay additional consideration to the seller or receive additional consideration from the seller contingent on the future leasing and occupancy of vacant space at each property. Earnout payments are based on a predetermined formula and have set time periods regarding the obligation to make or right to receive the payment as set forth in the respective purchase and sale agreement. If, at the end of the respective time period, certain space has not been leased and occupied or the seller has met all their commitments under the respective purchase and sale agreement, the Company will have no further obligation or right under the applicable earnout provision. The earnouts are carried at fair value and are valued using Level 3 inputs, including estimated timing and probability of leasing the vacant space, as there is no public market for this item and thus Level 1 and Level 2 inputs are unavailable for an item of this nature. Earnouts are recorded upon acquisition of the respective property at their estimated fair value, and any changes to the estimated fair value are reflected in the statements of operations. The estimated fair value of these agreements obligating the Company to pay additional consideration totaled $708,000 as of December 31, 2012, and is included in the accompanying consolidated balance sheets in deferred rental income and other liabilities. The estimated fair value of these agreements that the Company is expected to receive as additional consideration totaled $334,000 as of December 31, 2012, and is included in the accompanying consolidated balance sheets in prepaid expenses and other assets. During the year ended December 31, 2012, there have been no purchases, sales, issuances or settlements with respect to these earnout liabilities and assets. As of December 31, 2012, there have been no transfers of assets or liabilities between levels. The Company had no earnout liabilities or assets as of December 31, 2011.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of December 31, 2012, there have been no transfers of financial assets or liabilities between levels.
NOTE 4 — REAL ESTATE ACQUISITIONS
During the year ended December 31, 2012, the Company acquired 89 commercial properties for an aggregate purchase price of $514.7 million (the “2012 Acquisitions”). The Company purchased the 2012 Acquisitions with net proceeds from the Offering and borrowings. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation:

December 31, 2012
Land	$146,872,903
Building and improvements	317,553,125
Acquired in-place leases	54,958,068
Acquired above market leases	3,236,955
Acquired below market leases	(7,919,309)
Total purchase price	$514,701,742
The Company recorded revenue for the year ended December 31, 2012 of $7.8 million and a net loss for the year ended December 31, 2012 of $13.7 million related to the 2012 Acquisitions.
The following information summarizes selected financial information of the Company as if all of the 2012 Acquisitions were completed on January 1, 2011 for each period presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the years ended December 31, 2012 and 2011, respectively.

	December 31, 2012	December 31, 2011
Pro forma basis (unaudited):
Revenue	$45,096,316	$45,096,316
Net income	$18,510,195	$4,217,252
The unaudited pro forma information for the year ended December 31, 2012 was adjusted to exclude $14.4 million of acquisition costs recorded during the current year related to the 2012 Acquisitions. These costs were recognized in the unaudited pro forma information for the year ended December 31, 2011. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2011, nor does it purport to represent the results of future operations.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 5 — ACQUIRED INTANGIBLE LEASE ASSETS
Acquired intangible lease assets consisted of the following:

December 31, 2012
Acquired in-place leases, net of accumulated amortization of $871,117
(with a weighted average life of 15.7 years)	$54,086,951
Acquired above market leases, net of accumulated amortization of $35,730,
(with a weighted average life of 17.1 years)	3,201,225
$57,288,176
Amortization expense related to the acquired in place lease assets for the year ended December 31, 2012 was $871,000. Amortization expense related to the acquired above market lease assets for the year ended December 31, 2012 was $36,000. There was no amortization expense related to intangible lease assets for the year ended December 31, 2011.
Estimated amortization expense related to the intangible lease assets as of December 31, 2012 for each of the five succeeding fiscal years is as follows:

	Amortization
Year Ending December 31,	Leases In-Place	Above Market Leases
2013	$4,100,012	$289,291
2014	$3,966,121	$226,416
2015	$3,909,452	$219,341
2016	$3,833,331	$198,365
2017	$3,776,879	$186,756
NOTE 6 — BORROWING FACILITIES AND NOTE PAYABLE
As of December 31, 2012, the Company had $274.6 million of debt outstanding, with a weighted average years to maturity of 4.1 years and weighted average interest rate of 3.44%. The following table summarizes the debt activity during the year ended and as of December 31, 2012:

	Balance as of	During the Year Ended December 31, 2012		Balance as of
	December 31, 2011	Debt Issuance	Repayments	December 31, 2012
Fixed rate debt	$—	$75,000,000	$—	$75,000,000
Bridge facility	—	62,726,066	—	62,726,066
Credit facility	—	178,328,052	(41,460,324)	136,867,728
Affiliate line of credit	—	11,700,000	(11,700,000)	—
Total	$—	$327,754,118	$(53,160,324)	$274,593,794
As of December 31, 2012, the fixed rate debt consisted of a $75.0 million interest only note payable with an interest rate of 3.69% and a maturity date of January 1, 2023. The mortgage note payable is secured by the respective property on which the debt was placed. The aggregate balance of gross real estate and related assets, net of gross intangible lease liabilities, securing the fixed rate debt was $124.0 million as of December 31, 2012.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company had $62.7 million of debt outstanding under its unsecured bridge facility (the “Bridge Facility”) providing borrowings up to $75.0 million with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) as administrative agent pursuant to a credit agreement (the “Bridge Agreement”) as of December 31, 2012. The Company had no amounts available under the Bridge Facility as of December 31, 2012 based on the underlying collateral pool of $125.5 million. Subsequent to December 31, 2012, the Company entered into an amended agreement related to the Bridge Facility, which increased the maximum allowable borrowings to $150.0 million. The Bridge Facility matures on June 14, 2013. The Bridge Facility bears interest at rates depending upon the type of loan specified by the Company. For a Eurodollar rate loan, as defined in the Bridge Agreement, the interest rate will be equal to the one-month LIBOR for the interest period multiplied by the statutory reserve rate, as defined in the Bridge Agreement (the “Adjusted LIBOR”), plus 2.75%. For base rate committed loans, the interest rate will be a per annum amount equal to the greater of (1) JPMorgan Chase’s Prime Rate; (2) the Federal Funds Effective Rate plus 0.50%; or (3) the Adjusted LIBOR plus 2.75%. The Bridge Facility had a weighted average interest rate of 4.99% as of December 31, 2012.
As of December 31, 2012, the Company had $136.9 million of debt outstanding under its secured revolving credit facility (the “Credit Facility”) with JPMorgan Chase as administrative agent pursuant to an amended and restated credit agreement (the “Credit Agreement”). The Credit Facility allows the Company to borrow up to $250.0 million. As of December 31, 2012, the Company had no amounts available under the Credit Facility based on the underlying collateral pool of $213.6 million. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $400.0 million. The Credit Facility matures on July 13, 2015. The Credit Facility bears interest at rates depending upon the type of loan specified by the Company. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR for the interest period, plus 2.35%. For floating rate loans, the interest rate will be a per annum amount equal to 1.35% plus the greatest of (1) the Federal Funds Rate plus 0.50%; (2) JPMorgan Chase’s Prime Rate; or (3) the one-month LIBOR plus 1.00%. As of December 31, 2012, the Credit Facility had a weighted average interest rate 2.60%.
The Credit Agreement, Bridge Agreement and note payable contain customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with such covenants as of December 31, 2012.
In addition, during the year ended December 31, 2012, the Company entered into a $10.0 million subordinate revolving line of credit with Series C, LLC, an affiliate of CR IV Advisors (“Series C”), (the “Series C Loan”). The Series C Loan has a fixed interest rate of 4.50% with accrued interest payable monthly in arrears and principal due upon maturity on April 12, 2013. The Series C Loan was approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as being fair, competitive and commercially reasonable and no less favorable to the Company than a comparable loan between unaffiliated parties under the same circumstances. As of December 31, 2012, there were no amounts outstanding on the Series C Loan.
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt as of December 31, 2012 for each of the five succeeding fiscal years and the period thereafter:

Year Ending December 31,	Principal Repayments
2013	$62,726,066
2014	—
2015	136,867,728
2016	—
2017	—
Thereafter	75,000,000
Total	$274,593,794

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 7 — ACQUIRED BELOW MARKET LEASE INTANGIBLES
Acquired below market lease intangibles consisted of the following:

December 31, 2012
Acquired below market leases, net of accumulated amortization of $109,765
(with a weighted average life of 16.1 years)	$7,809,544
The increase to rental and other property income resulted from the amortization of the intangible lease liability for the year ended December 31, 2012 was $110,000.
Estimated amortization of the intangible lease liability as of December 31, 2012 for each of the five succeeding fiscal years is as follows:

Year Ending December 31,	Amortization of Below Market Leases
2013	$561,950
2014	$560,062
2015	$550,035
2016	$531,583
2017	$524,748
NOTE 8 — SUPPLEMENTAL CASH FLOW DISCLOSURES
Supplemental cash flow disclosures for the years ended December 31, 2012 and 2011 and for the period from July 27, 2010 (Date of Inception) to December 31, 2010 are as follows:

	Year Ended December 31,		July 27, 2010 (Date of Inception)
	2012	2011	to December 31, 2010
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$1,456,252	$—	$—
Common stock issued through distribution reinvestment plan	$1,963,852	$—	$—
Fair value of assumed bond obligations	$590,838	$—	$—
Earnout liabilities recorded upon property acquisitions	$707,967	$—	$—
Accrued other offering costs due to affiliates	$1,660,800	$—	$—
Accrued capital expenditures	$2,815,129	$—	$—
Supplemental Cash Flow Disclosures:
Interest paid	$783,492	$—	$—

NOTE 9 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. Accordingly, the Company does not believe that it is reasonably possible that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CR IV Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and disposition of its assets.
Offering
In connection with the Offering, Cole Capital Corporation (“Cole Capital”), the Company’s dealer-manager, which is affiliated with its advisor, receives a selling commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Cole Capital has reallowed and intends to continue to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital receives up to 2.0% of gross offering proceeds before reallowance to participating broker-dealers as a dealer-manager fee in connection with the Offering. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold pursuant to the DRIP.
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer-manager fee) are paid by CR IV Advisors or its affiliates and are reimbursed by the Company up to 2.0% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of December 31, 2012, CR IV Advisors had paid organization and offering costs in excess of the 2.0% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CR IV Advisors or its affiliates related to the services described above during the year ended December 31, 2012:

Year Ended
December 31, 2012
Offering:
Selling commissions	$20,107,376
Selling commissions reallowed by Cole Capital	$20,107,376
Dealer manager fees	$5,943,769
Dealer manager fees reallowed by Cole Capital	$3,104,306
Other organization and offering expenses	$5,982,774
Acquisitions and Operations
CR IV Advisors or its affiliates also receive acquisition fees of up to 2.0% of (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. Additionally, CR IV Advisors or its affiliates are reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company pays CR IV Advisors a monthly advisory fee based upon the Company’s monthly average invested assets, which is equal to the following amounts: (1) an annualized rate of 0.75% will be paid on the Company’s average invested assets that are between $0 to $2.0 billion; (2) an annualized rate of 0.70% will be paid on the Company’s average invested assets that are between $2.0 billion to $4.0 billion; and (3) an annualized rate of 0.65% will be paid on the Company’s average invested assets that are over $4.0 billion.
 The Company reimburses CR IV Advisors for the expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of: (1) 2.0% of average invested assets, or (2) 25.0% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse for personnel costs in connection with services for which CR IV Advisors receives acquisition fees.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR IV Advisors or its affiliates related to the services described above during the year ended December 31, 2012:

Year Ended
December 31, 2012
Acquisition and Operations:
Acquisition fees and expenses	$10,341,657
Advisory fees and expenses	$812,322
Operating expenses	$137,573
CR IV Advisors agreed to waive advisory fees for the first two months of operations and agreed to waive expense reimbursements for five months during the period from April 13, 2012, when the Company commenced principal operations, through December 31, 2012.
Liquidation/Listing
If CR IV Advisors or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, the Company will pay CR IV Advisors or its affiliate a disposition fee in an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event may the disposition fee paid to CR IV Advisors or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price.
If the Company is sold or its assets are liquidated, CR IV Advisors will be entitled to receive a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CR IV Advisors will be entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. As an additional alternative, upon termination of the advisory agreement, CR IV Advisors may be entitled to a subordinated performance fee similar to that to which CR IV Advisors would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.
During the year ended December 31, 2012, no commissions or fees were incurred for any such services provided by CR IV Advisors and its affiliates related to the services described above.
Due to Affiliates
As of December 31, 2012, $2.2 million had been incurred primarily for operating and acquisition expenses by CR IV Advisors or its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the consolidated balance sheets.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transactions
During the year ended December 31, 2012, the Company acquired 100% of the membership interests in two commercial properties from Series C for an aggregate purchase price of $4.3 million. A majority of the Company’s board of directors (including a majority of the Company’s independent directors) not otherwise interested in the transactions approved the acquisitions as being fair and reasonable to the Company and determined that the cost to the Company of each property was equal to the cost of the respective property to Series C (including acquisition related expenses). In addition, the purchase price of each property, exclusive of closing costs, was less than the then-current appraised value of the respective property as determined by an independent third party appraiser.
In connection with the real estate assets acquired from Series C during the year ended December 31, 2012, the Company entered into the Series C Loan. Refer to Note 6 to these consolidated financial statements for the terms of the Series C Loan. The Series C Loan was repaid in full during the year ended December 31, 2012, with proceeds from the Offering. The Company paid $39,000 of interest to CR IV Advisors related to the Series C Loan during the year ended December 31, 2012.
NOTE 11 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage CR IV Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR IV Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 12 — STOCKHOLDERS’ EQUITY
Distribution Reinvestment Plan
Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock. The purchase price per share under the DRIP is $9.50 per share. The Company’s board of directors may amend or terminate the DRIP at the Company’s discretion at any time upon 10 days prior written notice to the DRIP participants. During the year ended December 31, 2012, the Company had issued approximately 207,000 shares of common stock under the DRIP for cumulative proceeds of $2.0 million. As of December 31, 2011, the Company had not issued shares of common stock under the DRIP.
Share Redemption Program
The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.
The share redemption program provides that the Company will redeem shares of its common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. The Company will limit the number of shares redeemed pursuant to the share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited to the net proceeds the Company receive from the sale of shares under the DRIP. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12 month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the term of the Offering, and until such time as the board of directors determines a reasonable estimate of the value of the Company’s shares, the redemption price per share (other than for shares purchased pursuant to the DRIP) will depend on the price paid for the shares and the length of time the stockholder has held such shares as follows: after one year from the purchase date, 95% of the amount paid for each share; after two years from the purchase date, 97.5% of the amount paid for each share; and after three years from the purchase date, 100% of the amount paid for each share. During this time period, the redemption price for shares purchased pursuant to the DRIP will be the amount paid for such shares. (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company’s common stock). Accordingly, the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received discounted or waived selling commissions and/or a waived dealer manager fee. At any time the Company is engaged in an offering of shares, the per share price for shares purchased under the redemption program will always be equal to or lower than the applicable per share offering price.
Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. If the Company cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares the Company may redeem during any quarter or year, the Company will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining redemption requests on a pro rata basis. Following such quarterly redemption period, the unsatisfied portion of the prior redemption request must be resubmitted, prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.
The Company redeems shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for the Company to repurchase the shares in the month following the end of that fiscal quarter. The Company’s board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days notice to the stockholders. During the year ended December 31, 2012, the Company received a valid redemption request upon the death of a stockholder for approximately 10,000 shares, which was redeemed in full subsequent to December 31, 2012 for $100,000 ($10.00 per share). As of December 31, 2011, the Company had not redeemed any shares.
NOTE 13 — INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions the Company paid on a percentage basis for the year ended December 31, 2012:

Character of Distributions (Unaudited):	December 31, 2012
Ordinary dividends	72%
Nontaxable distributions	28%
Total	100%

As of December 31, 2012, the tax basis carrying value of the Company’s land and depreciable real estate assets was $528.0 million. During the year ended December 31, 2012, the Company incurred state and local income and franchise taxes of $113,000, which has been recorded in general and administrative expenses in the consolidated statement of operations.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 14 — QUARTERLY RESULTS (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2012. In the opinion of management, the information for the interim periods presented includes all adjustments which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$648,316	$1,846,504	$5,342,152
Acquisition related expenses	$—	$1,948,577	$2,610,841	$9,811,137
Operating loss	$(35,188)	$(1,865,708)	$(2,367,725)	$(7,747,110)
Net loss	$(35,188)	$(2,118,553)	$(2,732,028)	$(8,858,054)
Basic and diluted net loss per common share (1)	$(0.00)	$(0.25)	$(0.32)	$(1.03)
Distributions declared per common share	$—	$0.16	$0.16	$0.16

(1) Based on the weighted average number of shares outstanding as of December 31, 2012.
NOTE 15 — OPERATING LEASES
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2012, the leases have a weighted-average remaining term of 16.1 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2012, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, is as follows:

Year Ending December 31,	Future Minimum Rental Income
2013	$38,051,396
2014	37,774,089
2015	37,602,777
2016	37,387,164
2017	37,122,922
Thereafter	385,786,801
$573,725,149
NOTE 16 — SUBSEQUENT EVENTS
Status of the Offering
As of March 26, 2013, the Company had received $444.4 million in gross offering proceeds through the issuance of approximately 44.6 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Borrowing Facilities
Subsequent to December 31, 2012, the Company entered into an amended agreement related to the Bridge Facility, which increased the maximum allowable borrowings to $150.0 million. As of March 26, 2013, the Company had $160.9 million outstanding under the Credit Facility and $27.0 million under the Bridge Facility.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investment in Real Estate Assets
Subsequent to December 31, 2012, the Company acquired 26 commercial real estate properties for an aggregate purchase price of $107.4 million. The acquisitions were funded with net proceeds of the Offering. Acquisition related expenses totaling $3.1 million were expensed as incurred.
Holdings Merger Agreement
On March 5, 2013, Cole Credit Property Trust III, Inc. (“CCPT III”), Cole Holdings Corporation (“Holdings”), CREInvestments, LLC (“Merger Sub”) and Christopher H. Cole (“Mr. Cole”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Holdings with and into Merger Sub (the “Merger”) with Merger Sub surviving and continuing its existence under the laws of the State of Maryland as a wholly-owned subsidiary of CCPT III. Holdings is wholly owned by Mr. Cole, the chairman of the board, chief executive officer and president of the Company, and is an affiliate of the Company’s sponsor, the parent company and indirect owner of the Company’s advisor and the indirect owner of the Company’s property manager and dealer manager. The consummation of the Merger is subject to various conditions. Upon consummation of the Merger, CCPT III intends to list its shares of common stock on the New York Stock Exchange.
Despite the indirect change of control that would occur for the Company’s advisor, property manager and dealer manager upon consummation of the Merger, the Company anticipates that such entities will continue to serve in their respective capacities to the Company without any changes in personnel or service procedures resulting from the Merger.

COLE CREDIT PROPERTY TRUST IV, INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

					Gross Amount at
		Initial Costs to Company			Which Carried
				Total	At December 31,	Accumulated
			Buildings &	Adjustment	2012	Depreciation	Date	Date
Description (a)	Encumbrances	Land	Improvements	to Basis	(b) (c)	(d) (e)	Acquired	Constructed
Real Estate Held for Investment the Company has Invested in Under Operating Leases:
Advance Auto:
Corydon, IN	$ (g)	$189,863	$1,218,634	$—	$1,408,497	$6,921	10/26/2012	2012
North Ridgeville, OH	(g)	218,254	1,283,638	—	1,501,892	23,091	4/13/2012	2008
Starkville, MS	(g)	447,441	756,448	—	1,203,889	11,624	6/29/2012	2011
Auto Zone:
Philipburg, PA	(g)	152,453	1,304,016	—	1,456,469	15,917	7/27/2012	2010
Benihana:
Golden Valley, MN	(g)	1,509,803	2,933,863	—	4,443,666	28,595	8/21/2012	1980
Lauderdale by the Sea, FL	(g)	2,180,970	2,014,241	—	4,195,211	20,126	8/21/2012	1971
Lombard, IL	(g)	1,389,967	2,342,557	—	3,732,524	27,278	8/21/2012	1984
Woodlands, TX	(g)	1,151,323	968,186	—	2,119,509	9,828	8/21/2012	2001
Big Lots:
San Angelo, TX	(h)	1,043,225	1,947,049	—	2,990,274	3,209	12/19/2012	1983
Waco, TX	(h)	1,068,879	1,325,632	—	2,394,511	2,253	12/10/2012	2012
Canarsie Plaza:
Brooklyn, NY	75,000,000	37,947,130	71,223,223	—	109,170,353	74,975	12/5/2012	2011
Cost Plus Shopping Center:
Kansas City, MO	(h)	1,378,193	2,395,951	—	3,774,144	10,867	11/13/2012	2001
Costco:
Tallahassee, FL	(h)	9,496,588	—	—	9,496,588	—	12/11/2012	(f)
CVS:
Asheville, NC	(g)	1,107,965	1,083,562	—	2,191,527	20,202	4/26/2012	1998
Bainbridge, GA	(g)	444,379	1,681,632	—	2,126,011	23,632	6/27/2012	1998
Cartersville, GA	(g)	2,546,708	—	—	2,546,708	—	10/22/2012	(f)
Charleston, SC	(g)	868,873	1,009,469	—	1,878,342	18,859	4/26/2012	1998
Corpus Christi, TX	(g)	647,777	2,556,921	—	3,204,698	46,056	4/19/2012	1998
Irving, TX	(g)	744,893	3,034,313	—	3,779,206	12,294	10/5/2012	2000
Dick’s Sporting Goods:
Oklahoma City (3rd Street), OK	—	1,197,914	7,838,168	—	9,036,082	9,326	12/21/2012	2012
Oklahoma City, OK	—	684,924	10,586,970	—	11,271,894	12,209	12/31/2013	2012
Dollar General:
Ashville, AL	—	255,484	677,545	—	933,029	906	12/21/2012	2012
Breaux Bridge, LA	(h)	224,874	1,006,756	—	1,231,630	3,394	11/30/2012	2012
Brownsville, TX	(h)	263,673	943,363	—	1,207,036	2,997	11/30/2012	2012
Cleveland, TX	(h)	158,276	855,875	—	1,014,151	2,721	11/30/2012	2012
Conroe, TX	(h)	167,007	945,677	—	1,112,684	1,018	12/18/2012	2012
Geneva, AL	—	203,581	815,139	—	1,018,720	1,008	12/21/2012	2012
Greenwell Springs, LA	(h)	444,039	841,454	—	1,285,493	2,868	11/30/2012	2012
Hanceville, AL	(h)	1,232,275	1,487,800	—	2,720,075	5,719	11/21/2012	2012
Harvest, AL	—	261,091	691,369	—	952,460	929	12/21/2012	2012
Houston, TX	(h)	310,924	1,102,002	—	1,412,926	1,183	12/18/2012	2012
Huntsville, AL	—	177,302	846,995	—	1,024,297	1,012	12/21/2012	2012
Independence, MO	(h)	169,726	1,071,816	—	1,241,542	1,201	12/18/2012	2012
Kinston, AL	—	170,225	717,962	—	888,187	873	12/21/2012	2012

COLE CREDIT PROPERTY TRUST IV, INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

					Gross Amount at
		Initial Costs to Company			Which Carried
				Total	At December 31,	Accumulated
			Buildings &	Adjustment	2012	Depreciation	Date	Date
Description (a)	Encumbrances	Land	Improvements	to Basis	(b) (c)	(d) (e)	Acquired	Constructed
Dollar General (continued):
Lima, OH	$ (h)	$155,828	$1,039,687	$—	$1,195,515	$3,347	11/30/2012	2012
Lubbock, TX	(h)	467,905	640,656	—	1,108,561	697	12/18/2012	2012
Maynardville, TN	(h)	238,363	754,241	—	992,604	2,835	11/30/2012	2012
Piedmont, AL	(h)	1,036,559	1,578,759	—	2,615,318	6,105	11/21/2012	2012
Rayne, LA	(h)	124,702	909,824	—	1,034,526	1,026	12/18/2012	2012
Whitwell, TN	(h)	159,271	1,034,587	—	1,193,858	3,871	11/30/2012	2012
Fairview Village:
Cary, NC	—	2,477,421	3,557,164	—	6,034,585	4,000	12/21/2012	2010
Golden Corral:
Garland, TX	(g)	1,255,170	2,435,342	—	3,690,512	19,211	9/21/2012	2012
Houston, TX	(h)	1,375,393	2,350,409	—	3,725,802	2,635	12/12/2012	2012
HEB Center:
Waxahachie, TX	(g)	3,465,209	7,951,734	—	11,416,943	113,292	6/27/2012	1997
Hickory Flat Commons:
Canton, GA	(h)	4,481,899	13,174,490	—	17,656,389	16,846	12/18/2012	2008
Hobby Lobby:
Mooresville, NC	(g)	868,635	4,249,453	—	5,118,088	18,518	11/30/2012	2012
Home Depot
North Canton, OH	(h)	2,203,370	12,011,664	—	14,215,034	13,507	12/20/2012	1998
Kirkland's:
Jonesboro, AR	(h)	695,777	1,990,061	—	2,685,838	6,232	11/27/2012	2012
Kohl’s:
Cedar Falls, IA	(g)	1,599,818	5,795,896	—	7,395,714	6,546	12/7/2012	2001
Hutchinson, KS	(g)	3,289,526	—	—	3,289,526	—	10/19/2012	(f)
Logan’s Roadhouse:
Lancaster, TX	(g)	1,202,968	1,620,059	—	2,823,027	7,096	10/23/2012	2011
Opelika, AL	(g)	835,807	1,508,429	—	2,344,236	8,622	10/23/2012	2005
Sanford, FL	(g)	1,031,010	1,806,587	—	2,837,597	10,272	10/23/2012	1999
Troy, OH	(g)	991,868	1,576,978	—	2,568,846	8,861	10/23/2012	2011
Mattress Firm:
Jonesboro, AR	(g)	729,099	1,194,345	—	1,923,444	8,471	10/5/2012	2012
Pineville, NC	(h)	1,557,054	1,197,774	—	2,754,828	7,572	10/29/2012	2000
Michael’s:
Bowling Green, KY	(h)	587,397	1,992,089	—	2,579,486	7,711	11/20/2012	2012
National Tire & Battery:
Cedar Hill, TX	(h)	469,318	1,950,650	—	2,419,968	1,455	12/18/2012	2006
Nordstrom Rack:
Tampa, FL	(g)	3,371,115	6,401,823	—	9,772,938	141,263	4/16/2012	2010
O’Reilly Auto Parts:
Brownfield, TX	(g)	21,774	834,776	—	856,550	13,951	5/8/2012	2012
Columbus, TX	(g)	260,022	756,814	—	1,016,836	12,019	5/8/2012	2011
PetSmart:
Baton Rouge, LA	(g)	651,133	2,968,224	112,501	3,731,858	17,076	10/11/2012	1999
Wilkesboro, NC	(g)	447,313	1,710,448	—	2,157,761	32,677	4/13/2012	2011
PetSmart/Old Navy:
Reynoldsburg, OH	(h)	1,294,995	4,077,338	—	5,372,333	5,092	12/14/2012	2012

COLE CREDIT PROPERTY TRUST IV, INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

					Gross Amount at
		Initial Costs to Company			Which Carried
				Total	At December 31,	Accumulated
			Buildings &	Adjustment	2012	Depreciation	Date	Date
Description (a)	Encumbrances	Land	Improvements	to Basis	(b) (c)	(d) (e)	Acquired	Constructed
Pick’N Save:
Sheboygan, WI	$ (g)	$2,003,282	$10,695,423	$—	$12,698,705	$82,360	9/6/2012	2012
Ross:
Fort Worth, TX	(g)	1,273,221	3,156,835	—	4,430,056	15,628	10/4/2012	1977
Stripes:
Brownsville, TX	(g)	210,056	2,386,410	—	2,596,466	26,198	8/30/2012	2007
Brownwood, TX	(g)	483,693	3,085,959	—	3,569,652	32,651	8/30/2012	2005
McAllen, TX	(g)	603,921	1,909,214	—	2,513,135	24,323	8/30/2012	2007
Midland, TX	(g)	620,208	5,550,795	—	6,171,003	54,330	8/30/2012	2002
Mission, TX	(g)	214,532	2,170,171	—	2,384,703	23,884	8/30/2012	2006
Odessa, TX	(g)	568,794	4,940,460	—	5,509,254	48,089	8/30/2012	1998
The Marquis:
Williamsburg, VA	(g)	2,615,496	11,405,599	—	14,021,095	91,768	9/21/2012	2007
Tire Kingdom:
Tarpon Springs, FL	(h)	427,178	1,457,741	—	1,884,919	4,709	11/30/2012	2003
Tractor Supply:
Cambridge, MN	(g)	807,276	1,271,549	—	2,078,825	24,429	5/14/2012	2012
Canon City, CO	(h)	596,610	2,526,924	—	3,123,534	7,878	11/30/2012	2012
Newnan, GA	(h)	1,182,294	1,949,884	—	3,132,178	6,624	11/6/2012	2009
Spencer, WV	(h)	454,689	2,187,646	—	2,642,335	7,829	11/20/2012	2012
Walgreens:
Blair, NE	(g)	335,476	3,544,103	—	3,879,579	63,668	4/18/2012	2008
Danville, VA	—	989,188	4,547,313	—	5,536,501	4,786	12/21/2012	2012
Lubbock (82nd), TX	(g)	565,390	3,256,909	—	3,822,299	17,319	10/11/2012	2000
Lubbock (Indiana), TX	(g)	531,258	2,950,750	—	3,482,008	15,569	10/11/2012	1998
Montgomery, AL	(g)	1,110,033	2,948,789	—	4,058,822	48,243	5/14/2012	2006
Springfield, IL	(g)	829,795	3,618,738	—	4,448,533	58,201	5/14/2012	2007
Suffolk, VA	(g)	1,260,963	3,461,092	—	4,722,055	58,475	5/14/2012	2007
Wallace Commons:
Salisbury, NC	—	3,265,143	8,057,635	—	11,322,778	7,121	12/31/2012	2009
Wal-Mart:
Tallahassee, FL	(h)	14,822,861	—	—	14,822,861	—	12/11/2012	(f)
Wawa:
Cape May, NJ	(g)	1,575,773	5,789,590	—	7,365,363	56,149	8/29/2012	2005
Galloway, NJ	(g)	1,724,055	6,105,069	—	7,829,124	59,126	8/29/2012	2005
Total	$75,000,000	$146,872,903	$317,553,125	$112,501	$464,538,529

(a) As of December 31, 2012, the Company owned 81 single-tenant, freestanding retail properties and eight multi-tenant retail properties.

(b) The aggregate cost for federal income tax purposes is $528.0 million.

(c) The following is a reconciliation of total real estate carrying value for the years ended December 31:

COLE CREDIT PROPERTY TRUST IV, INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

	2012	2011
Balance, beginning of period	$—	$—
Additions
Acquisitions	464,426,028	—
Improvements	112,501	—
Total additions	$464,538,529	$—
Deductions
Cost of real estate sold	—	—
Adjustment to basis	—	—
Other (including provisions for impairment of real estate assets)	—	—
Total deductions	—	—
Balance, end of period	$464,538,529	$—

(d) The following is a reconciliation of accumulated depreciation for the years ended December 31:

	2012	2011
Balance, beginning of period	$—	$—
Additions
Acquisitions - Depreciation Expense for Building, Acquisitions Costs & Tenant Improvements Acquired	1,743,254	—
Improvements - Depreciation Expense for Tenant Improvements and Building Equipment	—	—
Total additions	$1,743,254	$—
Deductions
Cost of real estate sold	—	—
Other (including provisions for impairment of real estate assets)	—	—
Total deductions	—	—
Balance, end of period	$1,743,254	$—

(e) The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant improvements are amortized over the respective lease term and buildings are depreciated over 40 years.

(f) Subject to ground lease and therefore date constructed is not applicable.

(g) Property is included in the Credit Facility’s borrowing base. As of December 31, 2012, the Company had $136.9 million outstanding under the Credit Facility.

(h) Property is included in the Bridge Facility’s unencumbered borrowing base. As of December 31, 2012, the Company had $62.7 million outstanding under the Bridge Facility.

CCPT 4-SUP-12A

S-4